

SECUF 07005931 :MISSION

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AB 3/29

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Weston International Capital Markets, LLC

F/K/A LMT Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue; 20th Floor
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Liegey (917) 447-2500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) | New York (City) | New York (State) | 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


WASH, D.C.
MAR 2007
PROCESSED
APR 0 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Liegey, Chairman and CEO , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMT Capital Markets LLC, (Company), as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in Queens County
Commission Expires November 20, 20 10
CEO
Bineeta Singh 2/26/07

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not applicable).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

LMT Capital Markets LLC
(SEC I.D. No. 8-66384)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL


SEC MAIL
MAR 0 1 2007
185



Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Members of
LMT Capital Markets LLC

We have audited the accompanying balance sheet of LMT Capital Markets LLC as of December 31, 2006 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LMT Capital Markets LLC at December 31, 2006, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB+T CPA'S, PLLC

New York, NY
February 20, 2007

LMT CAPITAL MARKETS LLC
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Cash	$ 25,173
Organization costs, net	10,587
Total Assets	$ 35,760

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 2,500
Due to affiliate	5,779
Total Liabilities	8,279
Contingencies	-
Member's equity	27,481
Total Liabilities and Member's Equity	$ 35,760

See accompanying notes.

LMT CAPITAL MARKETS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	-
Costs and Expenses:	
1 Meals and entertainment	9,101
2 Amortization	4,086
3 Professional fees	2,500
4 Regulatory fees	2,000
5 Other	1,766
6 Travel	1,557
Total Costs and Expenses	21,010
Net (Loss)	$ (21,010)

See accompanying notes.

LMT CAPITAL MARKETS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:		
Net (Loss)	$	(21,010)
Amortization		2,500
Adjustment to reconcile net income to net cash provided by operating activities:		
(Decrease) in due to affiliate		(33,464)
Net Cash (Used) By Operating Activities		(51,974)
Cash Flows From Investing Activities:		
(Increase) in investments, at market		
Decrease in investment, at cost		
Net Cash (Used) by Investing Activities		-
Cash Flows From Financing Activities:		
Member's contributions		25,560
Net Cash Provided By Financing Activities:		25,560
Net (Used) In Cash		(26,414)
Cash at beginning of the year		50,001
Cash at end of the year	$	25,173

See accompanying notes.

LMT CAPITAL MARKETS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Total Member's Equity	
Balance, January 1, 2006	$	22,931
Member's contribution-net		25,560
Net (Loss)		(21,010)
Balance, December 31, 2006	$	27,481

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

LMT Capital Markets LLC (Company) was organized in the State of Delaware on January 6, 2004, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has adopted December 31 as its year end.

The Company is engaged in the business of providing business and financial consulting, private placement of securities and agency transactions clearing through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing. At December 31, 2006, the company did not have any customers and was not acting as an introducing broker. The Company does not have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues are recognized by the Company when services are rendered. During the current year the Company did not have any transactions providing revenues; but did incur limited expenses as reflected in the statement of operations.

Income Taxes

The Company is a limited liability Company, but has elected to be taxed as a corporation. The Company files its tax return on Form 1120. The Company has a net operating loss carry-forward of $47,500 for Federal Income Tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTONS

The Company repaid $39,243 owed to LMT Capital Management, LLC at December 31, 2005 in January, 2006.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $16,894 which was $11,894 in excess of the amount required.

5. CONTINGENCIES

In the normal course of business, the Company may be engaged in various trading and brokerage activities, including agency transactions through a clearing broker. The Company has stated that they will not consider retail business in their business plan.

6. GOING CONCERN

The Company has no revenues and has no substantial assets.

Although the Company intends to implement its business plan slowly and over time, the capital resources that are needed to accomplish its plan are significant and from inception have been provided by members. The sole member is expected to continue to fund the Company's needs by raising capital from his personal net assets.

There can be no assurance that this member will continue to provide capital in sufficient amounts to fund the Company until such time as it is able to sustain itself. These reasons raise some doubt about its ability to continue as a going concern.

LMT CAPITAL MARKETS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:	
Total member's equity	$ 27,481
Deductions and/or charges:	
Non-allowable assets:	
Organization costs, net	10,587
Net capital before haircuts on securities positions	16,894
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 16,894
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 8,279
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 552
Minimum net capital required	$ 5,000
Excess net capital	$ 11,894
Excess net capital at 1,000%	$ 16,066
Percentage of aggregate indebtedness to net capital is	49%

The above computation does differ from the December 31, 2006 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Excess net capital per Focus Report	$ 4,252
Audit adjustment of travel expense reducing aggregate indebtedness	7,642
Excess net capital per Audit Report	$ 11,894



Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
LMT Capital Markets LLC

In planning and performing our audit of the financial statements and supplementary information of LMT Capital Markets LLC (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB+T CPA'S, PLLC

New York, NY
February 20, 2007

END